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                           [MPT Letterhead]

                            July 5, 2005


VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Owen Pinkerton and Michael McTiernan

         Re:      Medical Properties Trust, Inc.
                  Registration Statement on Form S-11
                  File No. 333-119957

Gentlemen:

         Medical Properties Trust, Inc. (the "Company") has filed a registration statement on Form S-11 (File No. 333-119957), as amended (the "Registration Statement"), with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). In accordance with Rule 461(a) under the Securities Act, the Company hereby requests that the Commission declare the Registration Statement, as further amended prior to its effectiveness, effective under the Securities Act at 4:00 p.m., Eastern Time, on July 7, 2005, or as soon thereafter as practicable. The Company is aware of its obligations under the Securities Act. Further, the Company acknowledges that:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The representative of the several underwriters will submit a separate acceleration request on behalf of the underwriters.

                                            Very truly yours,

                                            /s/ Michael G. Stewart

                                            Michael G. Stewart
                                            Executive Vice President, General
                                            Counsel and Secretary